March 13, 2006

Mr. Rufus Decker

Accounting Branch Chief

Ms. Meagan Caldwell

Staff Accountant

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-7010

Dear Mr. Decker and Ms. Caldwell,

We are in receipt of your letter dated March 1, 2006 regarding our Form 10-K for the fiscal year ended September 30, 2005 and our Form 10-Q for the fiscal quarter ended December 31, 2005. Our responses to your comments are provided below. As noted, we will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal quarter ending March 31, 2006 and our Form 10-K for the fiscal year ending September 30, 2006, as applicable.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.               Please expand your disclosure to include a discussion regarding the business reasons which contributed to the changes from year to year related to selling, general, and administrative expenses, and income taxes. To the extent practicable, you should also quantify the effect of each of these reasons. If material, please similarly disclose this information for equity in earnings of unconsolidated joint ventures and other income, net.

We will revise the disclosure in future filings in a manner comparable to the following disclosure to address the above comment as it relates to selling, general and administrative expense:

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense (SG&A) totaled $554.9 million in fiscal 2005, $429.4 million in fiscal 2004 and $356.6 million in fiscal 2003. The increase in SG&A expense during the periods presented is primarily related to the increase in sales commissions and incentive compensation as a result of increased revenues and the cost of a larger infrastructure necessary to meet the demands related to the growth in our business. As a percentage of total revenue, SG&A expenses remained relatively consistent at 11.1% in fiscal 2005, 11.0% in fiscal 2004 and 11.2% in fiscal 2003.

We have addressed the changes in income taxes in item 3 below. In future filings, we will expand our discussion to include explanations of changes in other income and equity in earnings of unconsolidated joint ventures when and if those items become material to the consolidated financial statements. To date, such items have been not been material.

Income Taxes, page 27

3.               Your disclosure discusses your tax effective rate excluding the non-deductible goodwill impairment charge and a favorable tax adjustment, which is a non-GAAP financial measure. Please revise your disclosure to include a statement which identifies this as a non-GAAP measure and state why this is an important measure in assessing and understanding your operating performance. In addition, please revise your disclosure to include a reconciliation of this non-GAAP financial measure to the most comparable financial measure in accordance with GAAP.

We will revise our disclosure related to income taxes in future filings in a manner comparable to the following to address your comments in items 2 and 3 above:

INCOME TAXES. Our effective tax rate was 47.4% in fiscal 2005, 39.0% in fiscal 2004 and 39.5% in fiscal 2003. The effective tax rate for 2005 was impacted by a $130.2 million non-cash, non-tax deductible goodwill impairment charge to write-off substantially all of the goodwill allocated to certain underperforming markets in Indiana, Ohio, Kentucky and Charlotte, North Carolina. The following table reconciles our effective tax rate reported in accordance with GAAP and our adjusted effective tax rate without this goodwill impairment charge:

	2005	2004	2003
Effective tax rate	47.4%	39.0%	39.5%
Impact of non-cash, non-deductible goodwill impairment	(9.8)%	—	—
Adjusted effective tax rate	37.6%	39.0%	39.5%

The adjusted effective tax rate presented above is a non-GAAP financial measure. Management believes that this non-GAAP measure is useful to both management and investors in the analysis of the Company’s financial performance when comparing it to prior periods and that it provides investors with an important perspective on the current underlying effective tax rate of the business by isolating the impact of the non-cash, non-tax deductible goodwill impairment charge. The decrease in adjusted effective tax rate between years is primarily due to changes in income concentrations in the various states, the timing of certain state tax initiatives and a $4.0 million favorable tax adjustment recorded in fiscal 2005. The principal difference between our effective rate and the U.S. federal statutory rate is due to state income taxes incurred.

Notes to Financial Statements

(1) Summary of Significant Accounting Policies Presentation, page 39

4.               You say, “[Your] homebuilding operations conducted across several geographic regions of the United States have similar characteristics; therefore, they have been aggregated into one reportable segment – the homebuilding segment.”  Please tell us in detail how you determined that you met each of the criteria in paragraph 17 of SFAS 131 for aggregation.

We have evaluated the criteria in paragraph 17 of SFAS 131 and have determined that the geographic markets in which we operate are appropriately aggregated into one reportable segment – the homebuilding segment. All of the geographic markets sell similar products, have similar building processes, market to similar classes of customers, utilize similar methods to distribute products and services and have similar economic characteristics as discussed below.

Nature of the products and services. Our principal business across all of the geographic markets in which we operate is the sale and construction of residential homes. We design our homes at various price points to appeal to homebuyers across various demographic segments.

Nature of the production process. The production/construction of a home and its sale is the same across all geographic markets.

The type or class of customer for products and services. Our customers across all of our geographic regions are homebuyers.

The methods used to distribute products or provide services. We utilize similar selling and marketing methods to distribute homes and related services to our customers including newspaper advertising, signage, model homes and local sales agents. In addition, all of our homes are marketed under the same trade name.

We have also evaluated the economic characteristics of our geographic markets and have determined that such characteristics are similar. The economic characteristics which drive the sale of our homebuilding products, and the homebuilding industry in general, are the same within each of our geographic locations. These characteristics include employment growth and levels of unemployment, the general health of the local economy, the availability of mortgage financing and the level of mortgage interest rates. Although the specific impact, positive or negative, of each of these economic characteristics may vary in our geographic markets at any given point in time; the overall impact of each of them will similarly drive sales and construction of homes with equal force regardless of the geographic market. For example, when employment growth is strong in a geographic market, the Company is generally able to sell more homes at higher prices and margins. Conversely, high unemployment or a downturn in the local economy will slow the sales of new homes and may cause the Company to lower prices or offer additional incentives to potential homebuyers; thereby reducing margins related to home sales in the affected geographic regions.

Individual geographic market performance, including unit sales and profitability, fluctuate from year to year, due to among other things, our success in purchasing land astutely, whether we are developing our own land or purchasing/optioning finished lots from a developer, the strength of local management, the location of the specific homes for sale, our ability to offer the appropriate product designs to our targeted home buyers, our ability to design and build homes efficiently, weather conditions and economic conditions of a specific geographic market. A particular geographic market may experience lower than average margins in one or more periods due to changes in the above factors. However, over time, we expect to experience and have experienced an improvement or decline in margins in such market to a level consistent with our overall Company average.

We have evaluated the average gross margins of our divisions over the past few years and, based on this evaluation and our future expectations, we have concluded that over a period of time, our homebuilding geographic markets will produce similar normalized gross margins. As a result, we have concluded that our geographic markets have similar economic characteristics and meet the other aggregation criteria set forth in paragraph 17 of SFAS 131. In addition, we have reviewed the public filings of the top ten national homebuilders and believe that our conclusion is consistent with these other public homebuilders which have operations similar to ours and operate in multiple geographic markets.

Further, we will continue to assess whether our markets meet the aggregation criteria of paragraph 17 of SFAS 131, consistent with the above. To the extent short-term factors in one or more of our markets materially impact our financial performance we will continue to disclose and discuss them in our filings.

In future filings, we will include a disclosure similar to the following:

The Company reports its consolidated financial statements in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  The Company’s homebuilding operating divisions have similar economic characteristics and meet the other aggregation criteria in SFAS 131. Therefore, our homebuilding operating divisions have been aggregated into a single homebuilding reportable segment.

(3) Investments in and Advances to Unconsolidated Joint Ventures, page 43

5.               You disclosed that you guarantee certain debt of your unconsolidated joint ventures. Please revise your disclosure to clarify whether any amounts related to these guarantees have been recorded in your financial statements for each period presented, including the assumptions you considered in formulating these estimates and subsequent changes to these estimates. If you have included these guarantees or a portion of these guarantees in your financial statements, please include the amount and line item in which they are recorded for each period presented. Refer to paragraph 13 of FIN 45.

As disclosed in Note 3 to our consolidated financial statements, we have provided one repayment guarantee and certain loan-to-value maintenance guarantees related to our portion of the debt of certain of our unconsolidated joint ventures. We acknowledge that these guarantees obligate us in two respects:  (a) we undertake an obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur (the noncontingent aspect) and (b) we undertake a contingent obligation to make future payments if those triggering events or conditions occur (the contingent aspect).

Noncontingent Aspect of the Guarantees

When the Company or a joint venture partner(s) provide(s) the types of guarantees discussed above, the unconsolidated joint venture generally receives terms from lenders more favorable to it than would otherwise be available to the joint venture without such guarantees. Considering that we have provided guarantees only on a portion of the debt of our unconsolidated joint ventures and that the property (land and improvements) securing the debt is typically appreciating, we have determined the fair value of the noncontingent aspect of these guarantees to be immaterial. To the extent the recording of a liability related to such guarantees would be required, the recognition of such liability would result in an increase to the carrying value of our investment in the associated joint venture.

Contingent Aspect of the Guarantees

In assessing the need to record a liability under SFAS 5 for the contingent aspect of these guarantees, the Company considers its historical experience in being required to perform under the guarantees, the fair value of the collateral underlying these guarantees and the financial condition of its unconsolidated joint ventures. In addition, the Company monitors the fair value of the collateral of each of our unconsolidated joint ventures to ensure that the borrowings of each joint venture do not exceed the specified percentage of the value of the property securing the borrowings. To date, we have not incurred any obligations related to repayment or loan-to-value maintenance guarantees. As noted above, to the extent the recording of a liability related to such guarantees would be required, the recognition of such liability would result in an increase to the carrying value of our investment in the associated joint venture. Based on these considerations, we have determined that it is remote that we will have to perform under the contingent aspects of these guarantees and, as a result, we have not recorded a liability for the contingent aspects of these guarantees.

We will revise our disclosure in future filings in a manner comparable to the following disclosure:

At September 30, 2005, we had a repayment guarantee of $10.4 million related to our portion of debt of one of our unconsolidated joint ventures and loan-to-value maintenance guarantees of $84.6 million related to certain of our unconsolidated joint ventures. The repayment guarantee requires us to repay our share of debt of the unconsolidated joint venture in the event the joint venture defaults on its obligations under the borrowings. The loan-to-value maintenance guarantees only apply if the borrowings of the unconsolidated joint venture exceed a specified percentage of the value of the collateral (generally land and improvements) securing the borrowings. We have not recorded a liability for the noncontingent aspect of these guarantees as such amounts are not material. In assessing the need to record a liability for the contingent aspect of these guarantees, the Company considers its historical experience in being required to perform under the guarantees, the fair value of the collateral underlying these guarantees and the financial condition of the applicable unconsolidated joint ventures. In addition, the Company monitors the fair value of the collateral of these unconsolidated joint ventures to ensure that the related borrowings do not exceed the specified percentage of the value of the property securing the borrowings. To date, we have not incurred any obligations related to repayment or loan-to-value maintenance guarantees. Based on these considerations, we have determined that it is remote that we will have to perform under the contingent aspects of these guarantees and, as a result, we have not recorded a liability for the contingent aspects of these guarantees. To the extent the recording of a liability related to such guarantees would be required, the recognition of such liability would result in an increase to the carrying value of our investment in the associated joint venture.

Quarterly Financial Data, page 66

6.               Your disclosure presents operating income before goodwill impairment, which is a non-GAAP financial measure. Please revise your disclosure to include a statement which identifies this as a non-GAAP measure and state why this is an important measure in assessing and understanding your operating performance.

In future filings, we will expand footnote (a) to the quarterly financial data table and include it on the caption “Operating income before goodwill impairment” in a manner comparable to the following:

(a) In March 2005, the Company recognized a $130.2 million non-cash, non-tax-deductible goodwill impairment charge to write off substantially all of the goodwill allocated to certain underperforming markets in Indiana, Ohio, Kentucky and

North Carolina. In addition to the operating income reported above in accordance with GAAP, the Company has provided operating income before goodwill impairment, a non-GAAP financial measure. Management believes that this non-GAAP measure is useful to both management and investors in the analysis of the Company’s financial performance when comparing it to prior and subsequent periods and that it provides investors with an important perspective on the current underlying core operating performance of the business by isolating the impact of the goodwill impairment charge related to a prior acquisition.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact me at (770) 829-3700.

Very truly yours,

BEAZER HOMES USA, INC.

/s/ James O’Leary
James O’Leary
Executive Vice President and Chief Financial Officer